

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group


03050104

18 March 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 13 March 2003, Re: Notice of Extraordinary General Meeting for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **13-03-2003 05:51:27 PM**
Reference No **AA-030313-62404**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) ("SCB") will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2003 at 9.30 am for the purpose of considering and, if thought fit, passing the following ordinary resolution:

Proposed disposal by Range Grove Sdn. Bhd. ("RG"), a wholly-owned subsidiary of AMB Venture Sdn. Bhd., which is in turn a wholly-owned subsidiary of SCB, of the entire 50% equity interest in Wuhan Fortune Motor Co., Ltd. ("Wuhan Fortune"), comprising a registered capital of United States Dollar 6 million (equivalent to approximately RM22.8 million) for a cash consideration of Chinese Renminbi ("Rmb") 1 (equivalent to approximately RM0.46) and proposed settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. to RG and proposed waiver of the interest on the inter-company advances to Wuhan Fortune amounting to Rmb70.82 million (equivalent to approximately RM32.51 million)

That subject to the fulfilment of the conditions precedent provided in the Sale and Purchase Agreement dated 30 July 2002 entered into by ATE, Tri-Ring Group Co. ("Tri-Ring") and Wuhan Fortune Industry Co., Ltd. ("WFI") ("Agreement"), approval be and is hereby given for:

(i) RG, through ATE, to dispose of its entire 50% equity interest in Wuhan Fortune, to Tri-Ring, for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(ii) the settlement of the inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) ("Inter-company Advances") for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring to RG and for RG, through ATE, to waive the interest on the Inter-company Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million);

upon the terms and subject to the conditions contained in the Agreement ("Proposals").

AND THAT the Directors of SCB be and are hereby authorised with full powers, for the purposes of completing

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)



13 MAR 2003

Secretary

and giving effect to the Proposals, to assent to any conditions, modifications, variations and/or amendments as may be required and/or approved by the relevant authorities and to do all acts, deeds and things as may be considered by the Directors of SCB to be necessary or expedient to give full effect to and complete the Agreement.

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
13 March 2003

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)



Secretary

13 MAR 2003